02050282

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	March 31, 2000
Estimated average burden hours per response......	9.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED AUG 0 9 2002 WASH. D.C. 180 SECTION

For the month of August, 19 2002

LEITCH TECHNOLOGY CORPORATION

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

PROCESSED
AUG 1 3 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date August 7, 2002

By ________________
(Signature)*

SALIL MUNJAL
VP + GENERAL COUNSEL

Salil Munjal
Vice President, General Counsel and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (4-97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Index to Exhibits at page 2

CR

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	2002 Annual Report	3

Exhibit 99.1


2002
Annual Report
Because the world
is watching™
LEITCH®



Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

Leitch's main product lines are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process.

With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

Inside Flap.....Leitch at a Glance
01.....Message to Shareholders
04.....Overview
06.....Financial Highlights
07.....Management's Discussion and Analysis
19.....Consolidated Financial Statements

LEITCH AT A GLANCE

	2002 Highlights	Descriptions
VIDEO PROCESSING AND DISTRIBUTION	➤ Successfully previewed NEO™ at NAB 2002 and established it as the "Premier Modular Platform for Evolving Technology" ➤ Established DPS-575 as the market leader in standalone, "all in one" systems ➤ Received prestigious Emmy® award for digital high-definition upconversion ➤ Introduced new advanced versions of Opus™ master control with successful installations in North America, Latin America and Asia ➤ Successfully launched MediaFile™ and Whiplash2™ and established early penetration into new markets ➤ Launched next generation of time reference products ➤ Integrated advanced versions of CCS network control software within multiple product lines ➤ Acquired AgileVision™ and began offering the AGV-1000 "DTV in a box" solution to the PBS marketplace	Leitch video processing and distribution products provide critical electronic infrastructure for post production and broadcast operations as well as downstream distribution networks. Our products are required for quality processing, routing and conversion of all major signal formats and standards.
VIDEO SERVERS	➤ Introduced the latest in video storage and Fibre Channel networking technology for system scalability (2Gb Fibre Channel and 181GB drives) ➤ Introduced browse editing and conforming platforms for newsroom workflow enhancements (BrowseCutter-II™ and InstantOnLine-II™) ➤ Introduced new database platform that provides tracking and management of media assets along with enhanced search tools (VRMediaNet™) ➤ Received prestigious Emmy® award for shared storage architecture for video servers	Leitch video servers provide shared centralized storage for video content. Shared storage systems can be scaled and interconnected to meet a variety of applications and broadcasting business models.
POST PRODUCTION	➤ Won AV Video® 2002 Outstanding Achievement Platinum Award ➤ Began shipping version 7.6 of our flagship non-linear editing system, dpsVelocity® ➤ Previewed the forthcoming version 8.0 of dpsVelocity ➤ Released two new turnkey configurations of dpsVelocity for the North American and Latin American markets ➤ Began shipping dpsNetStreamer™ ➤ Began shipping dpsRealityHD™ ➤ Previewed the dpsVelocityQ™ advanced multi-stream NLE (running on the dpsQuattrus™ hardware) at NAB 2002 ➤ Generated considerable OEM interest in forthcoming dpsQuattrus hardware	Products for the manipulation of source video, film or animation footage into a finished form for broadcast or distribution via film, video, DVD, or Internet Web streaming.

Products	Strategies
The most extensive portfolio of audio/video products for the professional television industry including: ➤ Interface and conversion systems: NEO, Genesis™ and 6800 modular platforms and the "all in one," standalone DPS-575 non-modular solution ➤ Production solutions: Opus master control, MediaFile clip store and Whiplash2 slow-motion replay system ➤ Reference products for virtually any sync, test and time application ➤ Signal distribution and routing, e.g. Integrator® ➤ Network monitoring and control: Command Control System™, CCS Pilot™ user application	Leitch is a clear and established industry leader in video processing and distribution. Our strategy is two-fold: (1) Grow our market share in existing product segments (2) Enter new product segments to create new revenues and expand our customer base To realize our strategy, we will leverage our 30 years of industry experience and established customer relationships and focus on our customer's requirements within the professional television marketplace. Our scale of operations, track record of long-term support, and quality and breadth of product offering are unrivaled by smaller competitors, while our industry focus and agility are unmatched by larger conglomerates, making us uniquely positioned to succeed.
➤ M-JPEG Server - VR300 ➤ MPEG-2 Server - VR440, VR445 ➤ Non-linear Editing (NLE) - VR465 NEWSFlash-II™, VR475 NEWSFlash-IIFX™ ➤ Resource Manager - VRM400 ➤ BrowseCutter-II ➤ Network Gateway - WS400 ➤ Mirror Gateway - MS400 ➤ LAN Gateway - LG400 ➤ VR-DVD RAM Archive ➤ Media Management - VRMediaNet ➤ Health Monitoring - VRTech™	Leitch is the industry leader in shared storage solutions, holding the patent on Shared Video Data storage. Our strategy is to take advantage of the market opportunity presented by the industry transition to digital television. DTV presents our customers with new opportunities for revenue generation and increased profitability through work flow enhancements. Customers have to invest in video storage and networking infrastructure to compete. With our NAB product introductions and innovative technology, we are well positioned to realize our strategy. We enable our customers to design, build and manage scalable server systems by offering the highest performance and robust infrastructure combined with fully integrated applications. By providing systems to be integrated through open architectures and common standards, we enable customers to take advantage of Enterprise systems for maximum scalability and interoperability.
➤ Multi-Layer NLE Hardware Platform - dpsQuattrus ➤ Non-linear Editing Systems - dpsVelocity & dpsVelocityQ ➤ HD/SD Post Production System - dpsRealityHD ➤ Studio Digital Disk Recorder - dpsReality ➤ Web Streaming - dpsNetStreamer	With the upcoming release of our technically advanced dpsQuattrus hardware architecture, we have laid the foundation for a broad range of products, including the dpsVelocityQ multi-layer non-linear editor, which should bring us increased market share as we move up-market with our product positioning. Going forward, an emphasis on interoperability and collaborative workflows will help our penetration into the upper tiers of the market, while increasing the scope of our system sales. Meanwhile, we plan to aggressively pursue the tremendous potential for OEM opportunities with dpsQuattrus, while continuing to leverage our existing post production products and technologies into new applications, enabling us to capitalize on new market opportunities quickly and cost-effectively.

2002
Message to Shareholders



Margaret Craig
President & Chief Executive Officer

For the rest of our lives, we will look back upon the past year as a time when everything changed. We watched with the rest of the world as the events of 2001 unfolded, as the economy staggered, and as the best-laid plans of the business world fell to the wayside. Leitch was certainly not immune to these forces.

Although it is certainly a challenge to guide a company through a period such as this, I feel it is an honor and a privilege to lead a strong company like Leitch at any time in its history. During my two years at Leitch, I have come to know a company that is proud of its strong legacy, but is also fully committed to moving forward in a changing world. And the professional television market — an industry I have known and loved for nearly two decades — also fits this profile. I believe that both this company and the market it serves will thrive in the dynamic environment of the 21st century, and I am resolutely dedicated to the success of both. I look forward to continuing to move Leitch forward as we further position the company to achieve its mandate — to be a leading provider of technical infrastructure to the professional television industry.

A YEAR OF ADVANCEMENTS

Although the economic climate of 2002 had a negative impact on our financial results, there is no doubt that we have moved the company forward significantly during the past year. We have worked diligently on the various initiatives outlined below, and the company is well positioned to yield positive results as the economy begins to recover and the future of the professional video industry unfolds.

Strong Management Team

The broadcast industry is no longer looking simply for equipment suppliers, but rather for reliable partners to assist in the process of delivering business results. Because such partnerships rely heavily on the effectiveness of the people who form the relationship, we are committed to building a world-class management team at Leitch. Our team has been formed with two important goals in mind: to attract leaders who are capable of addressing new paradigms and establishing profitable methods of operating in unfamiliar territory; and to ensure that our team is made up of people with whom our customers will want to do business.

Leitch's management team has been evolving toward this vision over the past two years, and we now have a strong leader for each product line and a capable operations team to support them. I am confident that these people, who are just now beginning to operate effectively as a team, are well positioned to lead Leitch into the future.

Scalable Company Infrastructure

In order to ensure that our internal systems are able to keep pace with the growth we anticipate over the next few years, we embarked upon a major ERP installation in 2002. This move was designed to provide the company with a means of better serving our customers and to build a scalable, efficient foundation for future growth.

Our business successfully made the transition to the new system, but it was not without some pain. The magnitude of the change and the effort required to effect that change are enormous, and I admire the resolve demonstrated by our staff as they brought this system on line and as they continue to strive to realize its benefits.

New Products

The strength of our new leadership is producing tangible results, and this was clearly illustrated during the 2002 National Association of Broadcasters convention. At the industry's most important yearly event, Leitch showed off more new products than at any time in the company's history — products that are relevant to our customers today and are able to generate immediate revenue. Each of our three product lines brought exciting new products to the show.

In **Video Processing & Distribution**, the next-generation NEO™ platform can be built upon to enhance our lead in the interface market. We also brought to market entirely new products such as the MediaFile™ still and clip store and the Whiplash2™ slow motion system, which further increase the revenue potential of the Leitch portfolio. Other recently introduced products like the Opus™ master control are gaining traction in markets around the world. And finally, our well-established Juno™ upconverter was awarded an Emmy® for pioneering development in October 2001.

In our **Video Server** product line, 2002 was a year of significant advancements. Leitch led the way in deployment of 2Gb/s Fibre Channel architecture and 181GB Fibre Channel drives. We also brought to market the VR-475 MPEG news editor, a state-of-the-art product that complements our advanced infrastructure. And our server products also received the ultimate nod in October, when we were presented with an Emmy® award for our patented shared storage technology.

In the area of **DPS Post Production**, we introduced our new dpsQuattrus™ card, a product aimed at mid- to high-range video editing. When combined with the new features of our dpsVelocityQ™ software, the dpsQuattrus hardware significantly advances our position in this sector.

Difficult Decisions

While I am confident that the process of re-inventing Leitch is on the right track, my team has not had the luxury of undertaking this task in a robust business climate. In the face of reduced revenue in FY02, we deemed it necessary to downsize Leitch's workforce by more than 10%, to shut down non-core businesses such as the SiCon semiconductor operation, and to operate with a very lean cost structure. We are very capable of dealing with these painful realities, but we also believe it is critical to continue our investment in R&D and to protect our specialized knowledge base through this downturn. We remain vigilant about maintaining the delicate balance between short-term financial realities and the need to maintain a healthy and sustainable business that can deliver future returns to our shareholders.

STRATEGY

We are entering the new year with a strong team, a growing product portfolio, and a strong business foundation from which to grow. The final piece of the puzzle is a compelling strategy for profitable growth, and this too is becoming clear. Leitch is fully committed to becoming a leading provider of technical infrastructure to the professional video industry. Everything we do is focused on achieving this goal.

Customer-centric Strategy

A viable strategy must start with the customer, and Leitch has always excelled at understanding and serving our customers. We possess an intimate knowledge of our customers' business, a firm belief in their future, and a strong desire to serve them. We're thinking more broadly and creatively than ever before as we work to bring new technology, products, and services to help our customers adapt to the ongoing changes in the media world.

Belief in Our Industry

After nearly two decades in this industry, I have come to believe in the adaptability and resilience of the professional television market. Media companies merge, the technology changes, and programming formats come and go — but people all around the world keep watching TV. The importance of television in all of our lives was dramatically reconfirmed during the last year, when the broadcast industry delivered extraordinary images of world-changing events into our homes and workplaces with crystal clarity. We are proud to be part of an industry that responded in such an exemplary way.

More than ever before, the world is watching. We believe there will be more content created at ever-higher quality levels in order to feed the demand of an increasing number of viewers across the globe. This content will be paid for by subscription, advertising, and other means, resulting in healthy business models for our customers. As the world enjoys access to more and more content, this industry has an exciting future in feeding that demand.

Corporate Commitment & Focus

The industry will change gradually, but nonetheless significantly over the coming years. Therein lies opportunity, and Leitch is uniquely positioned to assume a leadership role. We have an enviable brand name, a broad product portfolio, and a long and respected history within the broadcast industry. Furthermore, we believe that only a company that is focused and committed to the industry can form the kinds of partnerships with customers that will enable them to transform their business models and take full advantage of technological advances. It is one of Leitch's unique strengths that we possess this singular focus, and it is a strength that separates us from our competitors.

Leitch's renewed commitment to our core customers is the key to strengthening our market position and gaining share, from which will follow profitable growth.

TRANSITIONS

Finally, I would like to mention some changes that took place at Leitch over the past year. John MacDonald decided to leave the company in January after two years at the helm. John had a significant effect on the company, and I believe his tenure with Leitch will be viewed as a bridge from the past to the future. John encouraged the company to think differently and to invest for the future, which served to bring about renewed effectiveness in the R&D process and significant improvement in the management team.

Bob Lehtonen, who founded the company along with Jim Leitch, has stepped down as Chairman of the Board of Directors. Bob's contribution to Leitch's success is immeasurable, and we sincerely thank him for his legacy of product innovation and customer care.

IN CLOSING

Leitch has weathered a year of significant change, and I believe we have emerged stronger, leaner, and in a better position to lead our industry. Substantial investment has been made in changing the company — not only financially, but also through the efforts of dedicated employees and a committed leadership team. These efforts will bear fruit as the economy recovers and as our industry continues to change and grow over the coming years.

Although the promises of tomorrow's technology are exciting, Leitch's success is firmly grounded in the realities of today. We live in a world that continues to rely on television for its ability to entertain, educate and inform. Our commitment to this industry will lead to significant success for our company — **because the world is watching™.**

Margaret Craig
President & Chief Executive Officer

2002
Overview

At Leitch, we're doing what we've been doing for thirty years — providing the highest-quality audio and video products to the professional video industry. During this time, our customers have relied upon us for dependable solutions that fit their ever-changing business needs.

The professional television industry has gone through a number of evolutions over the last 50 years, each of which has involved significant uncertainty. Through the advent of color television, the progression to digital production and broadcasting, and the introduction of the Internet as a new communications medium, our customers have been on the cutting edge and have evolved their businesses to suit.

We have confidence in the strength of our customer relationships — this is the impetus that drives all of our operations. Our commitment is to continue to grow and evolve to meet the ever-changing requirements of existing and future customers, to accurately anticipate where customer demand and opportunity will most likely converge. Because now, more than ever before, **the world is watching.**

With an enviable history of innovation, Leitch has a proven business model and a sustainable competitive advantage — our three lines of business provide products that serve every segment of the professional television market. 2002 was a year with unprecedented new product flow out of each of our product lines, as we see great potential in the future of our core customer base.

The Leitch video processing and distribution line provides the critical electronic infrastructure necessary for post production and professional television facilities, as well as downstream distribution networks that carry content to viewers around the globe. During the past year, we announced numerous new product offerings, industry awards and enhancements of existing products, and the line continues to thrive. Our Opus master control solution is now firmly established with high-profile, worldwide installations. The introduction of NEO as "the industry's premier modular interface platform" complements current leaders Genesis and the 6800 series. Entirely new product segments were entered with the production systems MediaFile and Whiplash2, and our Juno HD upconverter received a prestigious Emmy® award. Distribution and routing products, such as the Integrator®, were enhanced and are now NEBS-compliant. And to tie it all together, we introduced major enhancements to our networked control system, CCS (Command Control System™) which works across multiple product lines.

The Leitch video server line provides shared centralized storage for video content. Shared storage systems can be scaled and interconnected to meet a variety of applications and broadcasting business models. During the year, the industry has continued its migration from tape-based playout to server-based systems and accelerated its adoption of digital systems. In response to the needs of its customers, Leitch brought about significant server system advancements, including 181 GB Fibre Channel drives for increased storage capacity and 2 Gb/s Fibre Channel for higher performance; complete server system monitoring; the extension of DVD archiving to include archiving of long form programming; improved interoperability; and VRMediaNet™ networked media management.

The Leitch post production line provides products for the manipulation of source video, film or animation footage into a finished form for broadcast or distribution via film, video, DVD, or Internet Web streaming. In the past year, we began to leverage our existing post production products and technologies into new applications and to explore synergies between Leitch's other product groups. Our post production line saw significant advancements, including the new dpsVelocityQ non-linear editing system and a new version of dpsVelocity 8.0, featuring interface enhancements to increase our customers productivity. The technically advanced dpsQuattrus™ architecture laid the foundation for not only dpsVelocityQ, but also for a broad range of future products, enabling us to maintain a competitive advantage of producing both the hardware and software components of post production solutions.



Leitch also welcomed a new member of the family in February, when the Company acquired the assets of AgileVision™. The technology of AgileVision's "DTV in a box" solution will meet the immediate needs of the U.S. Public Broadcasting Service (PBS). This integrated platform can be extended to address other markets in the future and will allow us to meet today's demands while preparing for tomorrow's growth. With the acquisition, Leitch also obtained a team of engineers with advanced compression expertise who can contribute significantly to our future R&D efforts.

Our core business is a proven formula for success, and we are dedicated to further developing this blueprint in new and exciting ways in the coming year. This is so much more than simply "getting back to basics." We are reformulating an engine for corporate growth and are confident this strategy offers the greatest opportunity for leveraging existing assets and competencies and, therefore, offers the greatest potential reward for the company.

Finally, Leitch has a solid financial position with a balance sheet free of debt, giving our customers comfort as they make long-term technology decisions. Leitch's long-term track record of profitable growth provides further evidence of our ability to support them as their needs evolve and is one of the many reasons we continue to be the partner of choice.

Leitch continues to offer the best total value to its customers. Cutting-edge products and features, leading quality and performance, a long-term, reliable support network — these have become synonymous with the Leitch brand. Ours is a reputation built on growing profitably within a market, and we are committed to building on this enviable track record. It is with this proven staying power that Leitch looks to the long-term. And we see a future rife with possibilities — **because the world is watching.**

2002 FINANCIAL HIGHLIGHTS

REVENUE BY GEOGRAPHIC REGION

in $ millions



PACIFIC RIM
$29.4
15%
NON-U.S. AMERICAS
$32.6
16%
$97.1
49%
U.S.
$39.1
20%
EUROPE

REVENUE BY PRODUCT LINE

in $ millions



POST PRODUCTION
$22.2
11%
VIDEO SERVERS
$35.3
18%
$140.7
71%
VIDEO PROCESSING & DISTRIBUTION

in $ millions

	2002	2001	2000	1999	1998
Revenue	$198.2	$218.2	$161.2	$171.6	$147.5
Net Operating Income*	1.0	18.8	20.6	28.6	25.1
Net Earnings (Loss)	(44.7)	2.3	17.3	26.3	23.4
Gross R&D	37.4	32.7	24.6	24.3	20.3
Working Capital	96.9	116.4	94.0	111.2	102.5

**See page 10 for a definition and reconciliation of Net Operating Income.*

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the years ended April 30, 2002 ("2002"), 2001 ("2001") and 2000 ("2000"). This discussion should be read in conjunction with the Company's 2002 Audited Consolidated Financial Statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

This annual report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," "believe," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.



Reginald J. Tiessen
Chief Financial Officer

OVERVIEW

Leitch provides leading-edge solutions to store, switch, distribute, convert, edit, stream and otherwise process high-quality audio and video signals. Applications for Leitch products span the professional video market including broadcast, post production, telecommunications, cable, Internet and business to business.

Leitch's main operating segments are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video.

The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to pursue strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

MANAGEMENT'S DISCUSSION & ANALYSIS

HIGHLIGHTS

Major developments for the Company over the past year include the following:

- *Appointing Margaret Craig as President and Chief Executive Officer. Ms. Craig was previously the Company's Chief Operating Officer, responsible for the day-to-day management of the Company. Ms. Craig joined Leitch in 2000 with over 18 years of experience in engineering, sales, marketing, business development and general management within the professional video industry. An electrical engineer, Ms. Craig has overseen both the strategies and business operations of leading technology companies in North America and Europe.*
- *Winning two Emmy® awards for pioneering developments in both digital upconversion and shared video-data storage technology.*
- *Being selected by Panasonic, the official broadcast equipment supplier, to provide a significant amount of broadcasting equipment to the Salt Lake City 2002 Olympic Winter Games.*
- *Being awarded a multi-million dollar order to provide server and routing technology to support a fully integrated television newsroom in Moscow for Center TV.*
- *Opening a sales office in France.*
- *Being selected to provide the dpsReality™ Studio Digital Disk Recorder to the 2002 World Cup soccer tournament held in Japan and South Korea.*
- *Completing the global implementation of an Enterprise Resource Planning ("ERP") system.*
- *Introducing new products, including VRMediaNet™, Opus™ 4.0, MediaFile™ Still and Clip Store System, NEBS-compliant Integrator®, AgileVision™ AGV1000, CCS Pilot™, dpsRealityHD™, dpsVelocity® 8.0, dpsVelocityQ™ and dpsNetStreamer™ 1.1.*

DEVELOPMENTS IN 2002

The past year has been challenging for the professional video market. A global economic slowdown that resulted in softer advertising spending led to deferral of large capital projects and reduced capital expenditures by the Company's core broadcasting customers, particularly in Europe. The Company, a leading-edge infrastructure provider to the professional video market, experienced a drop of 9% in revenue during the year ended April 30, 2002, compared to the prior year. The Company has refocused on its core operating segments — VP&D, Server and Post, where it believes there is the strongest opportunity for growth. Further, the Company embarked on a corporate-wide cost management and headcount reduction effort.

The move to focus on its core operating segments and reduce costs resulted in a decision to exit the Semiconductor segment and shut down the North American operations of SiCon. Further, the Company is actively selling the remaining Semiconductor operations, based in Sweden.

The difficult market required the Company to review its strategic investment program and write off its investments in Path 1 Network Technologies, Inc. ("Path 1") and FastVibe Corporation ("FastVibe").

During fiscal 2002, the Company completed its global ERP implementation and is beginning to realize operational efficiencies from the system. The Company expects to realize additional cost savings and improved asset management over the next several years as the Company capitalizes on the enhanced management tools.

The Company is beginning to see the results of a corporate-wide, cost-cutting program that started in the second quarter of fiscal 2002 and includes headcount and general expense reductions. Combined with the ERP implementation and shut down of SiCon, the Company's headcount was reduced from a high of 967 in May 2001 to 867 at the end of the fiscal year.

DISCONTINUED OPERATIONS

During the second quarter of fiscal 2002, the Company approved a formal plan to sell SiCon, its Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. The results of operations of the Semiconductor segment are excluded from continuing operations in the consolidated statements of earnings for all periods presented. During the third quarter, the Company made a decision to shut down the North American operations of the Semiconductor division. In accordance with this decision, the Company took a charge of $4.0 million for the estimated loss on disposal. The loss consists of estimated severance and closure costs, operating losses since October 31, 2001, and a write down of the net assets of the North American operations. During the fourth quarter, the Company wrote down the goodwill balance related to the Semiconductor reporting unit in Sweden with an additional charge of $1.3 million. The MD&A excludes the results of the Semiconductor segment.

INVESTMENTS IN PARTLY OWNED BUSINESSES

The Company recorded non-recurring charges of $27.8 million from its review of the valuations of its equity investments in Path 1 and FastVibe. The Company determined that write downs of $25.2 million for Path 1 and $2.6 million for FastVibe were necessary for other than temporary declines in the value of the investments. At April 30, 2002, the carrying values of both Path 1 and FastVibe were $nil.

SIGNIFICANT ACCOUNTING CHANGES

During fiscal 2002, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3062, "Goodwill and Other Intangible Assets." In accordance with the new standard, the Company has ceased amortizing goodwill. By ceasing to amortize goodwill, the Company estimates that net earnings (loss) would be positively impacted from $6.2 million per annum down to $nil per annum over a period of 17 years based on the amortization schedules that had been used prior to adoption of the new standard. Leitch continues to amortize acquired technology arising from the acquisition of Digital Processing Systems, Inc. ("DPS") in October 2000 and AgileVision, LLC ("AgileVision") in February 2002.

ACQUISITIONS

Fiscal 2002

On February 8, 2002, the Company purchased certain assets and intellectual property of AgileVision. AgileVision has a master control/server product that is targeted at PBS stations. As part of the acquisition, the Company hired all eight employees from AgileVision. The purchase is not material to the Company.

Fiscal 2001

On October 12, 2000, Leitch completed the purchase of DPS, a Toronto-based provider of broadcast and post production hardware and software. DPS is a recognized market leader in the development of hardware and software products that facilitate the creation, manipulation and dissemination of broadcast-quality video and audio content. DPS brought to Leitch strong complementary products including post production capabilities. Consideration for the purchase of DPS totaled $86.3 million, which was comprised of $40.0 million cash, issuance of common stock valued at $43.9 million and acquisition costs incurred of $2.4 million. Leitch has completed its integration of DPS.

CONSOLIDATED RESULTS OF OPERATIONS

Definitions

The Company focuses its analysis on "Net Operating Income" and Net earnings (loss). Net Operating Income and Net earnings (loss) are reconciled in the table below. Net Operating Income is calculated as earnings from continuing operations before amortization, equity interests and goodwill less income taxes (excluding income taxes — partly owned businesses). Net Operating Income was $1.0 million, $18.8 million and $20.6 million in 2002, 2001 and 2000 respectively.

Net Operating Income is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income should not be considered in isolation or as a substitute for Net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles Net earnings (loss) to Net Operating Income (in millions):

Year ended April 30,	2002	2001	2000
Net earnings (loss) under Canadian GAAP	$ (44.7)	$ 2.3	$17.3
Amortization of acquired technology and goodwill	5.8	7.1	2.1
Equity interest in losses of partly owned businesses	30.3	9.0	0.3
Income taxes — partly owned businesses	2.2	(2.1)	—
Loss from discontinued operations, net of tax benefit	2.1	2.5	0.9
Estimated loss on disposal of discontinued operations, net of tax benefit	5.3	—	—
Net Operating Income	$ 1.0	$18.8	$20.6

Revenue

Revenue totaled $198.2 million, $218.2 million and $161.2 million in 2002, 2001 and 2000 respectively. Revenue in 2002 decreased $20.0 million or 9% from 2001. Revenue in 2001 increased $57.0 million or 35% from 2000. The decrease in revenue for 2002 is largely due to declines in the European market. Revenues in the U.S.A. decreased slightly, offset by increases in both the Americas and Pacific Rim. VP&D and Server revenues were down while Post revenue increased. 2001 revenue included approximately six months of DPS results in VP&D and Post while 2002 included the full year. The general decline in revenue is a result of a global economic slowdown and lower capital spending by the Company's customers.

Product Revenue

The Company generated approximately 71% of its revenues from VP&D, 18% from Server and 11% from Post. Revenue from VP&D decreased from $159.4 million in 2001 to $140.7 million in 2002, a decline of 12%, compared to a 24% increase in 2001 from 2000 revenue of $128.1 million. Revenue from Servers decreased from $42.0 million in 2001 to $35.3 million in 2002, a decrease of 16%, compared to a 27% increase in 2001 from 2000 revenue of $33.1 million. Revenue from Post increased from $16.8 million in 2001 to $22.2 million in 2002, an increase of 32%.

Geographic Revenue

The Company generates approximately 49% of its revenues in the United States, 20% in Europe, 15% in Pacific Rim and 16% in Non-U.S. Americas. Revenue in the United States decreased from $101.0 million in 2001 to $97.1 million in 2002, a decrease of 4%, compared to the 22% increase in 2001 from 2000 revenue of $82.8 million. Revenue in Europe decreased from $60.8 million in 2001 to $39.1 million in 2002, a decrease of 36%, compared to the 44% increase in 2001 from 2000 revenue of $42.2 million. The European market was particularly challenging this year for the Company, as numerous broadcasters across the European Union scaled back capital expenditures amid an economic slowdown. Revenue in the Pacific Rim grew from $28.6 million in 2001 to $29.4 million in 2002, an increase of 3%, compared to the 83% increase in 2001 from 2000 revenue of $15.6 million. The Non-U.S. Americas had revenue growth from $27.8 million in 2001 to $32.6 million in 2002, an increase of 17%, compared to the 34% increase in 2001 from 2000 revenue of $20.7 million.

Gross Margin

Gross margin as a percentage of revenue declined to 53% in 2002, from 55% in 2001 and 58% in 2000. The decline in margin is mainly related to product mix, increased competition in core markets and the acquisition of DPS, which historically had lower margins.

Research and Development

Investment in research and development ("R&D") in 2002 was $33.8 million or 17% of revenue, up from $29.6 million or 14% of revenue in 2001 and $21.3 million or 13% in 2000. The Company is a leading supplier to its customers and operates in a highly competitive industry. In order to maintain market leadership, Leitch aggressively invests in new R&D initiatives and enhancements to existing products. In 2002, the Company announced a number of new products, as noted previously.

The increased investment level in 2002 relates to the inclusion of a full year of DPS and the acquisition of AgileVision during the fourth quarter of 2002.

The Company operates R&D facilities in Canada, the United States and the United Kingdom.

Selling and Administrative Expenses

Selling and administrative expenses totaled $69.8 million, $64.4 million, $43.0 million in 2002, 2001 and 2000 respectively. Selling and administrative expenses increased by $5.4 million or 8% in 2002 over 2001. Selling and administrative expenses increased by $21.4 million or 50% in 2001 over 2000. As a percentage of revenue, selling and administrative expenses were 35% of revenue in 2002, compared to 30% of revenue in 2001 and 27% of revenue in 2000. The primary factors that contributed to the increase in selling and administrative expenses in 2002 were the inclusion of full-year results from a number of initiatives from 2001, including the acquisition of DPS, additions to the management team and costs related to new office space in Toronto, Ontario and London, U.K. During the first quarter of 2002, the Company embarked upon cost-cutting initiatives that have reduced headcount and general operating expenses. The Company is beginning to see results from these initiatives and expects further reductions in 2003, as efficiencies from the newly implemented ERP system are realized.

18

Income Taxes

The Company evaluates income taxes using income taxes (excluding income taxes — partly owned businesses) as a percentage of earnings from continuing operations before amortization, equity interests and income taxes. The Company's effective tax rate was 28.6%, 31.1% and 31.4% in 2002, 2001 and 2000 respectively.

Income taxes totaled $2.5 million, $6.4 million and $9.4 million in 2002, 2001 and 2000 respectively. The Company's effective tax rate under Canadian GAAP is not meaningful in 2002, as the Company had a large loss from continuing operations before income taxes as a result of the equity interest in losses of partly owned businesses that reduced earnings before income taxes for accounting purposes but not for tax purposes. The Company's effective tax rate under Canadian GAAP increased to 57.0% in 2001, compared to 34.2% in 2000. The primary reason for the increase was that the amortization of acquired technology and goodwill and the equity interest in losses of partly owned businesses reduced earnings before income taxes for accounting purposes, but not by an equal amount for tax purposes.

Net Operating Income

As a result of the factors discussed above, Net Operating Income (as defined above) decreased by 95% in 2002 to $1.0 million, compared to a 9% decrease in 2001 to $18.8 million from $20.6 million in 2000. Net Operating Income per share declined 95% to $0.03, compared to a 19% decline in 2001 to $0.66 from $0.81 in 2000. For further detail, refer to "Consolidated Results of Operations — Definitions."

Amortization of Acquired Technology and Goodwill

Amortization of acquired technology and goodwill decreased by 18% in 2002 to $5.8 million, compared to a 238% increase in 2001 to $7.1 million from $2.1 million in 2000. The decrease in amortization in 2002 is because the Company ceased amortizing goodwill in accordance with the new accounting rules, which decreased amortization of acquired technology and goodwill. The decrease was partially offset by an increase in amortization of acquired technology as a result of the full-year inclusion of the amortization of DPS.

Equity Interest in Losses of Partly Owned Businesses

Equity interest in losses of partly owned businesses increased by 236% to $30.2 million, compared to a 2,900% increase in 2001 to $9.0 million from $0.3 million in 2000. The increase primarily resulted from the write downs of the Company's investments in Path 1 and FastVibe.

Earnings (Loss) from Continuing Operations

Loss from continuing operations in 2002 was ($37.2 million) or ($1.25) per share, compared to earnings from continuing operations of $4.8 million or $0.17 per share in 2001 and $18.2 million or $0.72 per share in 2000. The primary reasons for the decrease from 2001 to 2002 are discussed above and include a decrease in revenue and write downs of investments in partly owned businesses.

Net Earnings (Loss)

Net loss in 2002 was ($44.7 million) or ($1.50) per share, compared to net earnings of $2.3 million or $0.08 per share in 2001 and $17.3 million or $0.68 per share in 2000.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") has been provided in note 18 to the consolidated financial statements. Net loss in 2002 under U.S. GAAP totaled ($39.2 million) or ($1.20) per share. Significant reconciling items include the accounting treatment for in-process research and development for the acquisition of DPS, as well as a reduction in the Path 1 write down for prior year charges taken under U.S. GAAP. Under Canadian GAAP, in-process research and development forms part of the acquired technology balance purchased on acquisition of DPS and formed part of the goodwill balance on investment in Path 1, while under U.S. GAAP it was expensed at the time the investment was made.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

At year-end, the Company's cash and cash equivalents position was $7.9 million, a decline of $6.1 million or 44% from year-end 2001. Cash flows provided by operating activities amounted to $3.5 million in 2002 compared to $10.0 million in 2001, a decrease of 65%.

It is anticipated that working capital of $96.9 million, combined with undrawn operating lines of approximately $30.0 million, will be sufficient to meet the Company's anticipated daily cash requirements throughout fiscal 2003, although the Company may go to the capital markets in fiscal 2003 to fund operating, acquisition and expansion plans. In fiscal 2001, the Company raised gross proceeds of $52.8 million from a treasury offering of two million common shares.

Accounts Receivable

Accounts receivable decreased $0.7 million in 2002 to $49.4 million from $50.1 million in 2001, a decrease of 1%. Days sales outstanding increased slightly from 2001 to 2002, as the Company offered extended payment terms to win key contracts in strategic situations.

Inventory

Inventory at year-end increased 3% to $65.1 million, from $63.3 million in 2001. The Company expects to reduce its investment in inventory as it realizes on ERP tools and efficiencies.

Capital Assets and Expenditures

Capital assets, net of accumulated depreciation, rose to $60.7 million in 2002 from $59.2 million in 2001, an increase of 3%. Additions to capital assets amounted to $15.0 million in 2002, compared to $26.7 million in 2001, a decrease of 44%. These additions were financed from cash flows provided by operating activities, working capital and the sale of vacant real estate assets. Expenditures during 2002 were primarily computer hardware, software and implementation costs related to the ERP system.

The Company expects that its capital spending will be approximately $10 million in 2003, excluding acquisitions, as it has completed its major capital projects over the past two years. The expenditures will include equipment purchases for research and development and manufacturing. This investment will be funded from cash balances, existing bank facilities and cash flows from operating activities.

Investments in Partly Owned Businesses

Investments in partly owned businesses of $1.8 million represent the Company's 50% interest in eyeon Software ("eyeon"). This investment is accounted for under the equity method of accounting, as Leitch exercises significant influence — but not control — over eyeon. eyeon develops compositing and image processing software that is bundled in certain Post products as well as sold to third parties. On October 12, 2000, the Company acquired a 50% interest in eyeon as part of the Company's acquisition of DPS. DPS acquired its investment in eyeon in 1996.

During 2002, the Company wrote down its investments in Path 1 and FastVibe to $nil. The write down of Path 1 was attributable to a number of factors, including the financial condition of both Path 1 and the markets in which it operates.

Dividends

No dividends were paid during 2002 or 2001. The Company does not presently foresee payment of dividends and plans to use its income to finance growth and operations, including R&D activities.

RISK MANAGEMENT

In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Continued Global Economic Slowdown

Over the past two years, the U.S. and European economies experienced a swift slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted.

New Products and Technological Change

The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company invests significant resources in the development of products for the markets it serves and to enter new markets, as they require the Company's technological expertise. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. Leitch has expanded product development to be successful in identifying, developing, manufacturing and marketing new products. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards.

The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Most competitors are relatively small (with less than $10 million in annual revenue), while some are large multinationals. During 2002, a significant competitor, Grass Valley Group, was acquired by Thomson Multimedia S.A., a large multinational. This may have an impact on the competitive landscape. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishing a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes it has a technological advantage in certain of its products and continues to strengthen sales channels to ensure it remains a key competitor. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting industry standards and requirements.

Intellectual Property

The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

The Company's products are typically a small part of the overall cost of large broadcast installations or a large part of smaller production islands and equipment upgrades. Industry requirements are driven to a large extent by national economic pressures and industry standards.

The Company attempts to mitigate the above-noted risks by designing into its products the flexibility to accommodate future standards and by maintaining a diverse product offering and extensive international distribution channels. The Company's products are sold in over 80 countries directly and through distributors, system integrators, dealers and original equipment manufacturers.

The revenue generated by the Company's extensive sales force also helps to smooth economic fluctuations in various geographic regions. The different year-ends and budgetary cycles of governments and corporations also contribute to fluctuations in quarterly revenue. Quarterly revenue from operations for the last three years is shown in the following table:

QUARTERLY REVENUE (1) (2)

($ millions)	Q1	Q2	Q3	Q4
2002	48.9	51.9	46.6	50.8
2001	48.3	52.0	55.6	62.3
2000	40.3	43.1	38.9	38.9

(1) Effective October 12, 2000 (the Company's second quarter of fiscal 2001, ended on October 31, 2000), the Company acquired DPS. The revenue in the above table includes DPS from this date.

(2) Effective October 31, 2001, the Company began reflecting SiCon as discontinued operations. The revenue figure with respect to the periods prior to that date have been adjusted to reflect the removal of SiCon's revenues.

There can be no assurance that growth of revenues achieved by Leitch in previous quarters will continue or that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters in April and International Broadcasting Convention in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter to quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net earnings between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

New Markets

The Company is a new entrant into a number of markets. The Company's ability to succeed in these markets is subject to uncertainties, including market acceptance of its products, time to market, strategic alliances and the establishment of new distribution channels.

Reliance on Key Employees

The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental and Regulatory Risk

The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

The Company's revenue is derived as follows: approximately 73% in U.S. dollars, 11% in Euros, 11% in Canadian dollars and 5% in Pounds Sterling.

Expenses are predominantly incurred in the currencies of the countries/regions in which the Company has substantial operations — Canada, the United States and the European Union. As revenue has grown in international markets, the Company has become exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes. On May 23, 2002, the Company purchased an average rate put option on U.S. $12.0 million maturing on April 30, 2003. On May 1, 2001, the Company purchased an average rate put option on U.S. $34.0 million maturing on April 29, 2002. Over the course of the Company's 2002 fiscal year, the Canadian dollar weakened significantly against the U.S. dollar and the Company did not receive a payment on its put option at April 29, 2002. As of April 30, 2002, the Company had entered into various forward contracts to sell U.S. dollars at various rates and increments aggregating to U.S. $4.0 million. The contracts mature at various dates up to June 30, 2002. On May 23, 2002, the Company entered into various collars to sell U.S. dollars at various rates and increments aggregating to U.S. $11.5 million maturing at various dates up to April 30, 2003. On May 23, 2002, the Company entered into various forward contracts to sell Euros at various rates and increments aggregating to Eur 3.0 million maturing at various dates up to August 30, 2002.

Stock Price Volatility

The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results

L3

of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Outlook

Despite the difficulties of the past year, the Company continues to believe that its core markets are stable and will grow in the future. The professional video market is coming off a difficult year, particularly in Europe. Although it is impossible to predict when growth will occur, the Company is well positioned with its continuing investment in R&D to grow with, and continue to be a leading supplier to, the professional video market.

Longer term, the trends identified in prior years are expected to continue and accelerate. Fundamental changes on a global basis are having an effect on the Company's market opportunities, and the digitization of the broadcast industry both from within the studio and from a transmission standpoint are expected to result in continuing capital expenditures by Leitch's customer base. This should result in increased opportunities for each of the VP&D, Server and Post operating segments. The Company's depth of professional video experience and intellectual property also positions the Company to allow it to penetrate adjacent markets that require sophisticated video solutions.

The Company expects continued competition and margin pressures in its core markets as the large number of suppliers to the video industry keep prices low in an attempt to increase revenue. The Company believes its quality of products and respected customer service will continue to partially offset continued pricing pressures over the next year.

The Company continues to review acquisition opportunities with a view to expanding the Company's product breadth, technological expertise and market penetration in its core markets. Financing of acquisitions, based on size, will come from operations, bank lines or issue of common shares and/or any combination thereof.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Management is responsible for their integrity, objectivity and reliability and, where necessary, they reflect management's best estimates and judgements. Management is also responsible for the maintenance of financial and operating systems, which include effective controls, to provide reasonable assurance that the Corporation's assets are safeguarded and that reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises these responsibilities through its Audit Committee whose members are not involved in the daily activities of the Corporation. Each quarter the Audit Committee meets with management and, as necessary, with the independent auditors, KPMG LLP, to satisfy itself that management's responsibilities are properly discharged and to review and report to the Board on the consolidated financial statements.

In accordance with generally accepted auditing standards, the independent auditors conduct an examination each year in order to express a professional opinion on the consolidated financial statements.

Margaret Craig
President & Chief Executive Officer

Reginald J. Tiessen
Chief Financial Officer

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years ended April 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended April 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada
May 28, 2002

CONSOLIDATED BALANCE SHEETS

April 30, 2002 and 2001 (In thousands of Canadian dollars)

Assets

	2002	2001
Current assets:		
Cash and cash equivalents	$ 7,942	$ 13,986
Accounts receivable	49,403	50,149
Inventory (note 7)	65,052	63,325
Future income taxes (note 12)	4,937	12,995
Income taxes recoverable	2,989	5,843
Prepaid expenses and other assets	7,225	4,500
	137,548	150,798
Capital assets (note 8)	60,675	59,171
Future income taxes (note 12)	19,176	8,424
Investments in partly owned businesses (note 5)	1,777	32,022
Acquired technology	15,258	20,070
Goodwill (note 3)	73,824	75,135
	$ 308,258	$ 345,620

Liabilities and Shareholders' Equity

	2002	2001
Current liabilities:		
Accounts payable and accrued liabilities	$ 38,162	$ 30,572
Future income taxes (note 12)	2,437	1,709
Income taxes payable	—	2,103
	40,599	34,384
Future income taxes (note 12)	6,659	8,822
Shareholders' equity:		
Capital stock (note 9)	214,066	214,066
Cumulative translation account	6,162	2,904
Retained earnings	40,772	85,444
	261,000	302,414
Commitments and contingencies (note 17)		
	$ 308,258	$ 345,620

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board:

Albert Gnat
Director

David Chaikof
Director

26

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except per share amounts)

	2002	2001	2000
Revenue	$ 198,242	$ 218,168	$ 161,241
Cost of goods sold	93,548	98,688	67,798
Gross margin	104,694	119,480	93,443
Expenses *(income)*:			
Selling and administrative	69,782	64,354	43,037
Gross research and development	37,353	32,725	24,647
Investment tax credits	(3,516)	(3,107)	(3,357)
Interest income, net	(260)	(1,808)	(907)
	103,359	92,164	63,420
Earnings from continuing operations before amortization, equity interests and income taxes	1,335	27,316	30,023
Amortization of acquired technology and goodwill	5,801	7,117	2,128
Equity interest in losses of partly owned businesses (note 5)	30,245	9,046	274
Earnings (loss) from continuing operations before income taxes	(34,711)	11,153	27,621
Income taxes (note 12)	382	8,505	9,440
Income taxes - partly owned businesses (note 12)	2,133	(2,148)	—
	2,515	6,357	9,440
Earnings (loss) from continuing operations	(37,226)	4,796	18,181
Loss from discontinued operations, net of tax benefit (note 2)	(2,099)	(2,478)	(894)
Estimated loss on disposal of discontinued operations, net of tax benefit (notes 2 and 3)	(5,347)	—	—
Net earnings (loss)	$ (44,672)	$ 2,318	$ 17,287
Earnings (loss) per share from continuing operations:			
Basic	$ (1.25)	$ 0.17	$ 0.72
Diluted	(1.25)	0.17	0.71
Earnings (loss) per share:			
Basic	$ (1.50)	$ 0.08	$ 0.68
Diluted	(1.50)	0.08	0.68
Weighted average number of shares outstanding (thousands):			
Basic	29,782	28,577	25,318
Diluted	29,826	28,781	25,482

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars)

	2002	2001	2000
Retained earnings, beginning of year	$ 85,444	$ 83,126	$ 81,254
Net earnings (loss)	(44,672)	2,318	17,287
Premium on redemption of capital stock (note 9)	—	—	(15,415)
Retained earnings, end of year	$ 40,772	$ 85,444	$ 83,126

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars)

Cash flows provided by (used in):

	2002	2001	2000
Operating activities:			
Earnings (loss) from continuing operations	$ (37,226)	$ 4,796	$ 18,181
Items not involving cash:			
Depreciation	9,966	9,195	6,702
Future income taxes	(4,129)	(7,201)	1,418
Amortization of acquired technology and goodwill	5,801	7,117	2,128
Equity interest in losses of partly owned businesses	30,245	9,046	274
Gain on disposal of capital assets	(406)	(1,138)	(373)
Non-controlling interest	—	45	—
Net change in non-cash balances related to operations (note 16)	3,191	(10,131)	(12,082)
Cash flows provided by continuing operations	7,442	11,729	16,248
Cash flows used in discontinued operations	(3,925)	(1,716)	(675)
Cash flows provided by operating activities	3,517	10,013	15,573
Financing activities:			
Issuance of capital stock	—	55,621	3,314
Share issuance costs, net of income taxes of $1,112 in 2001	—	(1,636)	—
Redemption of capital stock	—	—	(18,715)
Cash flows provided by (used in) financing activities	—	53,985	(15,401)
Investing activities:			
Investment in capital assets	(14,953)	(26,685)	(10,903)
Business acquisitions and investments, net of cash acquired	(989)	(39,283)	(16,178)
Decrease in marketable securities	—	—	13,526
Proceeds from disposal of capital assets	3,123	2,060	1,003
Cash flows used in investing activities	(12,819)	(63,908)	(12,552)
Change in cash balances due to foreign exchange	3,258	(1,509)	(1,385)
Decrease in cash and cash equivalents	(6,044)	(1,419)	(13,765)
Cash and cash equivalents, beginning of year	13,986	15,405	29,170
Cash and cash equivalents, end of year	$ 7,942	$ 13,986	$ 15,405
Supplementary cash flow information:			
Income taxes paid	$ 3,492	$ 6,203	$ 9,690
Interest paid	307	47	—
Supplemental disclosure of non-cash financing and investing activities:			
Shares issued in respect of business acquisitions and investments	—	43,884	19,385

The accompanying notes form an integral part of these consolidated financial statements.

Leitch Technology Corporation ("Leitch" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. Applications for Leitch products span the broadcast, telco, cable, post production, Internet and business-to-business markets. Leitch is headquartered in Toronto, Canada with other key offices in Virginia, Kentucky and California in the United States, the United Kingdom, France, Brazil and Hong Kong.

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with the accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in note 18.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's main operating subsidiaries are: Leitch Technology International Inc. (Canada); Leitch Incorporated (USA); Leitch Europe Limited (UK); and Leitch Asia Limited (Hong Kong). Intercompany transactions and balances are eliminated on consolidation.

(b) Revenue recognition

Revenue is recognized when title to the goods transfers to customers and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment.

(c) Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

(d) Inventory

Inventory is valued at the lower of cost, determined on the first-in, first-out basis, and replacement cost for raw materials and net realizable value for work in progress and finished goods.

(e) Capital assets

Capital assets are stated at cost. Depreciation is provided using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Straight line	4 - 5%
Leasehold improvements	Straight line	Over term of lease
Automobiles	Declining balance	30%
Computer equipment and software	Straight line	20 - 33%
Equipment	Straight line	10 - 20%

(f) Equity accounted investments

Investments in which the Company has significant influence but not control ("partly owned businesses") are accounted for using the equity method. Under the equity method, investments are initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro rata share of post-acquisition earnings or losses of the investee, computed by the consolidation method. If there is a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(g) Research and development expenditures

Research costs, other than capital expenditures that have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

29

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Acquired technology and goodwill

Effective May 1, 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants Handbook, Section 3062 ("CICA Section 3062"), "Goodwill and Other Intangible Assets".

Goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets of businesses acquired. On May 1, 2001, the Company assigned its goodwill balances to reporting units that coincide with the Company's operating segments. On an annual basis, management conducts a fair value impairment test for goodwill using discounted future cash flows provided by the operations of the reporting units to determine whether the fair value of each reporting unit exceeds its carrying value including goodwill. Where it does not, an impairment provision for goodwill will be calculated by comparison of the goodwill's carrying value to the excess of the fair value of the reporting unit over the fair value of the unit's net identifiable assets. Based on the results of this review, the Company does not believe that an impairment in goodwill exists at April 30, 2002.

Other intangible assets, shown as acquired technology, represent the fair value of existing technology purchased at the time of acquisition of the assets of AgileVision, LLC ("AgileVision") and the common shares of Digital Processing Systems Inc. ("DPS") and are being amortized on a straight-line basis over a period of four years. An impairment in the value of acquired technology is assessed based on projected discounted future cash flows.

(i) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date; revenue and expense items are translated at the average rates prevailing during the year. The resulting gains or losses are included in consolidated net earnings (loss), except exchange gains or losses arising from the translation of the Company's self-sustaining foreign operations which are included in the cumulative translation account. When there is a reduction in the Company's net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated net earnings.

(j) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(k) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized for all significant temporary differences between the tax and accounting treatment bases of assets and liabilities and for certain carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment of the change.

(l) Investment tax credits

The Company uses the cost reduction method of accounting for investment tax credits. Under this method, investment tax credits are treated as a reduction of the relevant asset account or of research and development expenses in the year that the credits become available and there is reasonable assurance that they will be realized.

(m) Stock-based compensation

The Company has a stock option plan for employees and directors. The Company applies the intrinsic value recognition method of accounting for stock options. The Company has adopted The Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA Section 3870"), "Stock-based compensation and other stock-based payments". All stock options issued under this plan have an exercise price equal to the fair market value of the underlying common shares on the date of grant. As a result, no compensation expense is recorded on the granting of options under this plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. The stock option plan is further described in note 10.

(n) Earnings per share

In fiscal 2001, the Company adopted the provisions of CICA Section 3500, "Earnings per Share". Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates. These instruments include foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. Foreign currency gains and losses on forward contracts are recognized on settlement. Premiums paid with respect to option agreements are deferred and charged to net earnings (loss) over the contract period.

2. DISCONTINUED OPERATIONS

During the second quarter of fiscal 2002, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. Subsequent to October 31, 2001, the Company closed the North American operations of the Semiconductor segment and wrote down the value of the related goodwill resulting in an estimated loss on disposal of discontinued operations of $5,347, net of tax benefit of $445. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all years presented. The loss from discontinued operations is net of tax benefits of $858, $870 and $280 for the years ended April 30, 2002, 2001 and 2000, respectively.

The Company continues to seek a buyer for the remaining operations of the Semiconductor segment and estimates that the net proceeds that will be realized on sale of these operations will exceed its net assets as well as on-going operating losses, if any, until disposal. The Company estimates that the disposal will be completed within the next six months.

Assets and liabilities of the Semiconductor segment that are included in the Company's consolidated balance sheets are as follows:

	2002	2001
Cash and cash equivalents	$ 106	$ 470
Other current assets	373	501
Capital assets	385	1,011
Goodwill	—	1,311
Accounts payable and accrued liabilities	(1,695)	(356)
Income taxes payable	(1)	(24)
	$ (832)	$ 2,913

The Semiconductor segment had revenue as follows:

	2002	2001	2000
Revenue	$ 1,594	$ 1,426	$ 1,805

3. GOODWILL AND ACQUIRED TECHNOLOGY

Effective May 1, 2001, the Company adopted the new provisions of CICA Section 3062, "Goodwill and Other Intangible Assets". In accordance with the new standard, the Company has prospectively ceased amortizing goodwill including equity accounted goodwill.

The Company has assigned its goodwill balances to reporting units that coincide with the Company's operating segments as follows:

	2002	2001
Video processing and distribution	$ 27,248	$ 27,248
Servers	19,777	19,777
Post production	26,799	26,799
Semiconductor	—	1,311
	$ 73,824	$ 75,135

Management tested its goodwill balances (excluding equity accounted goodwill) for impairment at May 1, 2002 and 2001 in accordance with the goodwill impairment test described in CICA Section 3062 and determined that fair values of each of its reporting units exceeded the carrying values of those reporting units. Accordingly, no impairment loss has been recognized and no adjustment has been made to opening retained earnings.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

3. GOODWILL AND ACQUIRED TECHNOLOGY (continued)

In fiscal 2002, as a result of the decision to dispose of the Semiconductor segment, the Company wrote down the goodwill balance of its Semiconductor reporting unit to nil. The write-down resulted in a charge to estimated loss on disposal of discontinued operations of $1,311.

The Company's pro forma net earnings (loss) and basic and diluted earnings (loss) per share assuming CICA Section 3062 had been adopted at the beginning of fiscal 2000 are as follows:

	2002	2001	2000
Reported net earnings (loss)	$ (44,672)	$ 2,318	$ 17,287
Add:			
Amortization of goodwill	—	4,803	2,502
Amortization of equity accounted goodwill	—	2,945	95
Adjusted net earnings (loss)	$ (44,672)	$ 10,066	$ 19,884
Basic earnings (loss) per share:			
Reported net earnings (loss)	$ (1.50)	$ 0.08	$ 0.68
Amortization of goodwill	—	0.17	0.11
Amortization of equity accounted goodwill	—	0.10	—
Adjusted net earnings (loss)	$ (1.50)	$ 0.35	$ 0.79
Diluted earnings (loss) per share:			
Reported net earnings (loss)	$ (1.50)	$ 0.08	$ 0.68
Amortization of goodwill	—	0.17	0.10
Amortization of equity accounted goodwill	—	0.10	—
Adjusted net earnings (loss)	$ (1.50)	$ 0.35	$ 0.78

Amortization of acquired technology and goodwill was $5,801, $7,117 and $2,128 for the years ended April 30, 2002, 2001 and 2000, respectively. Amortization for the year ended April 30, 2002 consisted entirely of acquired technology.

4. BUSINESS ACQUISITIONS

Fiscal 2001:

Digital Processing Systems Inc.:

On October 12, 2000, the Company acquired a 93% interest in DPS. On November 24, 2000, Leitch acquired the remaining 7% interest in DPS. DPS designs, manufactures and distributes innovative hardware and software products that facilitate the creation, manipulation and dissemination of broadcast quality video and audio content. The purchase consideration for the two transactions totalled $86,262 including acquisition costs of $2,380. The purchase price of $83,882 was funded through Leitch's cash resources and the issuance of 1,743,357 common shares valued at $43,884. The excess cost over the fair value of net tangible assets acquired of $64,196 has been allocated to acquired technology and goodwill. The acquired technology is being amortized over four years.

The acquisition has been accounted for using the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

Details of the net assets acquired, at fair value, and the consideration given are as follows:

Net working capital	$ 10,523
Capital assets	7,960
Investments in partly owned businesses	1,674
Future income taxes	1,909
Acquired technology	22,300
Goodwill	41,896
	$ 86,262
Consideration comprises:	
Cash	$ 39,998
Capital stock	43,884
Acquisition costs	2,380
	$ 86,262

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

32

5. INVESTMENTS IN PARTLY OWNED BUSINESSES

The investments in partly owned businesses are comprised of the following net balances:

	Ownership %	2002	Ownership %	2001
Path 1 Network Technologies Inc.	34.85	$ —	35.94	$ 27,396
eyeon Software Inc.	50.00	1,777	50.00	1,744
FastVibe Corporation	12.50	—	12.50	2,882
		$ 1,777		$ 32,022

The equity interest in losses (earnings) of partly owned businesses and write-downs is comprised of:

	2002	2001	2000
Equity interest in losses (earnings):			
Path 1 Network Technologies Inc.	$ 2,147	$ 8,323	$ 274
eyeon Software Inc.	(33)	(70)	—
FastVibe Corporation	290	793	—
Write-downs:			
Path 1 Network Technologies Inc.	25,249	—	—
FastVibe Corporation	2,592	—	—
	$ 30,245	$ 9,046	$ 274

Fiscal 2001:

eyeon Software Inc.:

On October 12, 2000, the Company acquired a 50% interest in eyeon Software Inc. ("eyeon") as part of the Company's acquisition of DPS. eyeon develops compositing and image processing software that is bundled in DPS products as well as sold to third parties. The Company has significant influence but does not control eyeon and accounts for this investment under the equity method. At the time of acquisition of DPS, eyeon's fair value was determined to be $1,674. DPS acquired its 50% interest in eyeon in 1996.

FastVibe Corporation:

On September 20, 2000, the Company acquired a 12.5% interest in FastVibe Corporation ("FastVibe"). FastVibe was a video service provider that was developing end-to-end video streaming and content management solutions. The management of FastVibe is currently reviewing its business model with a view to changing the plan of operations.

Leitch holds one of the four seats on the Board of Directors and has significant shareholder rights under the purchase agreement. Since the Company has significant influence but not control over FastVibe, the investment is accounted for under the equity method. The purchase consideration totalled $3,675, comprised entirely of cash. The excess of cost over net tangible assets acquired of $3,570 was allocated to goodwill.

During 2002, the Company wrote off its remaining investment in FastVibe by $2,592 for other than temporary declines in the fair value of the investment.

Fiscal 2000:

Path 1 Network Technologies Inc.:

On April 20, 2000, the Company acquired a 37.7% interest in Path 1 Network Technologies Inc. ("Path 1"). Path 1 designs and develops software and hardware that allows for broadcast quality video, CD quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed quality of service.

The purchase consideration totalled $35,563 comprised of cash of $16,178 and 806,000 common shares valued at $19,385 which resulted in an excess of cost over net tangible assets acquired of $34,102. The purchase price difference was allocated to goodwill.

During 2002, the Company wrote off its remaining investment in Path 1 by $25,249 as a result of a number of factors, including the financial condition of both Path 1 and the markets in which it operates. Management believes that the resulting decline in the value of its investment in Path 1 is other than temporary.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

6. BANKING FACILITIES

In April 2002, the Company obtained a 364 day revolving operating bank line of Cdn. $30,000,000 bearing interest at a variable rate based on the bank's prime lending rate or U.S. dollar base rate plus a spread based on certain financial ratios. The spread at April 30, 2002 was 0%. In addition, the Company is obligated to pay a commitment fee based on certain financial ratios (at April 30, 2002, 0.2%) on the unused portion. The line is secured by substantially all of the accounts receivable of the Company. No amounts were drawn under the facility at April 30, 2002.

7. INVENTORY

	2002	2001
Raw materials	$ 18,980	$ 20,155
Work in progress	5,858	10,132
Finished goods	40,214	33,038
	$ 65,052	$ 63,325

8. CAPITAL ASSETS

2002	Cost	Accumulated depreciation	Net book value
Land	$ 2,745	$ —	$ 2,745
Buildings	13,389	4,229	9,160
Leasehold improvements	7,966	1,985	5,981
Automobiles	392	342	50
Computer equipment and software	24,561	7,502	17,059
Equipment	56,438	30,758	25,680
	$ 105,491	$ 44,816	$ 60,675

2001	Cost	Accumulated depreciation	Net book value
Land	$ 3,098	$ —	$ 3,098
Buildings	16,875	5,817	11,058
Leasehold improvements	5,754	693	5,061
Automobiles	1,299	717	582
Computer equipment and software	10,882	4,206	6,676
Equipment	55,347	22,651	32,696
	$ 93,255	$ 34,084	$ 59,171

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

9. CAPITAL STOCK

Authorized: Unlimited number of preference shares, issuable in series
Unlimited number of common shares

A summary of changes to issued share capital is as follows:

	Common shares Number	Amount
Issued and outstanding, April 30, 1999	25,602,683	$ 96,798
Issue of common shares in connection with investment in Path 1 (note 5(b))	806,000	19,385
Exercise of options for cash, including income tax recovery on certain options exercised by U.S. employees of $1,266	372,990	3,314
Shares purchased for cancellation (a)	(887,000)	(3,300)
Issued and outstanding, April 30, 2000	25,894,673	116,197
Issue of common shares for cash	2,000,000	52,800
Share issuance costs, net of income taxes of $1,112	—	(1,636)
Issue of common shares in connection with acquisition of DPS (note 4)	1,743,357	43,884
Exercise of options for cash, including a tax recovery on certain options exercised by U.S. employees of $154	144,050	2,821
Issued and outstanding, April 30, 2001 and 2002	29,782,080	$ 214,066

(a) During the year ended April 30, 2000, the Company, pursuant to a Normal Course Issuer Bid, acquired and cancelled 887,000 of its common shares for cash consideration totalling $18,715. The excess of the purchase cost of these shares over their historical carrying value of $15,415 was charged to retained earnings.

10. STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

Activity under the Company's stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 1999	2,204,800	$ 22.13
Granted	1,146,500	20.72
Exercised	(372,990)	5.49
Cancelled	(320,000)	24.59
Outstanding, April 30, 2000	2,658,310	23.56
Granted	1,093,500	22.43
Exercised	(144,050)	18.45
Cancelled	(418,975)	26.16
Outstanding, April 30, 2001	3,188,785	23.06
Granted	881,500	11.05
Exercised	—	—
Cancelled	(1,138,085)	21.80
Outstanding, April 30, 2002	2,932,200	19.94
Exercisable, April 30, 2002	1,217,225	$ 23.90

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

10. STOCK-BASED COMPENSATION (continued)

The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$ 8.07 - $12.11	506,000	4.6	$ 9.30	50,450	$ 9.20
$12.11 - $16.14	455,100	4.3	13.84	64,100	15.33
$16.14 - $20.18	258,250	3.2	19.45	97,050	19.17
$20.18 - $24.21	942,325	2.4	22.50	512,100	23.06
$24.21 - $28.25	484,525	2.4	25.03	253,625	24.98
$28.25 - $32.28	158,000	0.8	28.70	136,550	28.75
$32.28 - $36.32	98,000	1.2	34.80	76,350	34.92
$36.32 - $40.35	30,000	0.7	38.92	27,000	38.92
	2,932,200	3.0	19.94	1,217,225	23.90

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the years ended April 30, 2002, 2001 and 2000. CICA Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had *the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair* value at the grant dates for stock options granted on or after January 1, 2001, the Company's results would have been as follows:

	2002	2001
Net earnings (loss):		
As reported	$ (44,672)	$ 2,318
Pro forma	(46,930)	2,282
Earnings (loss) per share as reported:		
Basic	$ (1.50)	$ 0.08
Diluted	(1.50)	0.08
Earnings (loss) per share pro forma:		
Basic	$ (1.58)	$ 0.08
Diluted	(1.58)	0.08

The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for stock options granted on or after January 1, 2001 was $6.20 and $7.55 for the years ended April 30, 2002 and 2001, respectively. The fair value of the stock options was determined using the Black *Scholes option pricing model, based on the following assumptions:*

Risk free interest rate	4.36% - 5.32%
Expected life	5 years
Expected volatility	42.40% - 69.00%
Expected dividends	—

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future years.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

11. EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share are as follows:

	2002	2001	2000
Basic:			
Net earnings (loss) attributable to common shares	$ (44,672)	$ 2,318	$ 17,287
Weighted average common shares outstanding	29,782,080	28,577,275	25,317,574
Basic earnings (loss) per share	$ (1.50)	$ 0.08	$ 0.68
Diluted:			
Earnings (loss) attributable to common shares	$ (44,672)	$ 2,318	$ 17,287
Weighted average common shares outstanding	29,782,080	28,577,275	25,317,574
Assumed exercise of stock options, net of common shares assumed repurchased with the proceeds	43,734	203,381	164,219
Weighted average potential common shares outstanding	29,825,814	28,780,656	25,481,793
Diluted earnings (loss) per share	$ (1.50)	$ 0.08	$ 0.68

12. INCOME TAXES

The provision for income taxes is comprised of:

	2002	2001	2000
Current tax expense	$ 2,910	$ 11,380	$ 8,022
Future tax expense (recovery)	(2,528)	(2,875)	1,418
	382	8,505	9,440
Future tax expense (recovery) - partly owned businesses	2,133	(2,148)	—
Income tax expense	$ 2,515	$ 6,357	$ 9,440

The Company's provision for income taxes is made up as follows:

	2002	2001	2000
Provision for income taxes based on statutory Canadian corporate tax rates	$ (11,592)	$ 3,366	$ 11,795
Effect on (recovery of) provision attributable to the following items:			
Manufacturing and processing credit	1,042	(1,236)	(1,719)
Provincial income tax reductions for manufacturing and processing credit	334	(361)	(502)
Foreign operations subject to different tax rates	685	(56)	(344)
Non-deductible amortization of goodwill and acquired technology	(1,482)	2,657	1,116
Differences between carrying cost and adjusted cost base of the investment in partly owned businesses	14,288	1,754	—
Provincial research and development deduction	(508)	(263)	(560)
Other	(252)	496	(346)
Income tax expense	$ 2,515	$ 6,357	$ 9,440

Future income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

12. INCOME TAXES (continued)

Future tax assets and liabilities are comprised of the following as at April 30, 2002 and 2001:

	2002	2001
Future tax assets:		
Current:		
Inventory and similar reserves	$ 4,834	$ 8,185
Income tax effect of net operating losses carried forward	103	4,810
	4,937	12,995
Long-term:		
Income tax effect of net operating losses carried forward	16,810	2,841
Income tax effect of non-operating losses carried forward	59	602
Share issue costs	734	1,138
Goodwill	1,573	1,695
Investments in partly owned businesses - difference in carrying cost and adjusted cost base	—	2,148
	19,176	8,424
Total future tax assets	$ 24,113	$ 21,419
Future tax liabilities:		
Current:		
Investment tax credits	$ 2,437	$ 1,709
Long-term:		
Acquired technology	3,683	5,187
Capital assets - differences in depreciation and undepreciated capital costs	2,976	3,635
	6,659	8,822
Total future tax liabilities	$ 9,096	$ 10,531

During 2002, the Company wrote off the future tax assets relating to Path 1 and FastVibe amounting to $2,148.

13. PENSION COSTS

A number of subsidiaries of the Company operate defined contribution savings plans (the "Plans") for their employees. The assets of the Plans are held separately from those of the Company in independently administered funds. Contributions paid and expensed by the Company for the years ended April 30, 2002, 2001 and 2000 amounted to $1,357, $281 and $133, respectively.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

3Y

14. SEGMENTED INFORMATION

The Company's operations include three reportable segments. These segments are video processing and distribution, servers, and post production. Video processing and distribution includes products that are used to distribute, process and switch high quality video and audio signals. The Servers segment designs, manufacturers and sells video servers. The Post production segment includes products that are used to capture, edit and record digital video.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates performance based on several factors, of which the primary financial measures are revenue and contribution margin. The Company defines contribution margin as gross margin less net research and development costs.

Inter-segment transactions are accounted for at market prices.

(a) Industry segments:

2002	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:						
External	$ 140,779	$ 35,252	$ 22,211	$ —	$ —	$ 198,242
Internal	—	—	—	3,258	(3,258)	—
	$ 140,779	$ 35,252	$ 22,211	$ 3,258	$ (3,258)	$ 198,242
Contribution margin	$ 53,128	$ 9,488	$ 8,241	$ 3,258	$ (3,258)	$ 70,857
Selling and administrative expenses						69,782
Interest income, net						(260)
Earnings from continuing operations before amortization, equity interests and income taxes						$ 1,335
Total assets	$ 195,052	$ 55,362	$ 45,889	$ 11,091	$ —	$ 307,394
Capital asset expenditures	$ 11,158	$ 1,647	$ 1,765	$ —	$ —	$ 14,570
Goodwill and acquired technology additions	$ 989	$ —	$ —	$ —	$ —	$ 989

2001	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:						
External	$ 159,366	$ 42,008	$ 16,794	$ —	$ —	$ 218,168
Internal	—	—	—	1,625	(1,625)	—
	$ 159,366	$ 42,008	$ 16,794	$ 1,625	$ (1,625)	$ 218,168
Contribution margin	$ 65,631	$ 16,762	$ 7,469	$ 1,625	$ (1,625)	$ 89,862
Selling and administrative expenses						64,354
Interest income, net						(1,808)
Earnings from continuing operations before amortization, equity interests and income taxes						$ 27,316
Total assets	$ 218,768	$ 41,360	$ 44,136	$ 38,063	$ —	$ 342,327
Capital asset expenditures	$ 16,312	$ 5,166	$ 6	$ 4,459	$ —	$ 25,943
Goodwill and acquired technology additions	$ 22,300	$ —	$ 41,896	$ —	$ —	$ 64,196

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

14. SEGMENTED INFORMATION (continued)

(a) Industry Segments (continued):

2000	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:						
External	$ 128,098	$ 33,143	$ —	$ —	$ —	$ 161,241
Internal	—	—	—	1,800	(1,800)	—
	$ 128,098	$ 33,143	$ —	$ 1,800	$ (1,800)	$ 161,241
Contribution margin	$ 57,876	$ 14,277	$ —	$ 1,800	$ (1,800)	$ 72,153
Selling and administrative expenses						43,037
Interest income, net						(907)
Earnings from continuing operations before amortization, equity interests and income taxes						$ 30,023
Total assets	$ 126,792	$ 57,062	$ —	$ 44,405	$ —	$ 228,259
Capital asset expenditures	$ 8,682	$ 2,024	$ —	$ —	$ —	$ 10,706
Goodwill and acquired *technology additions*	$ —	$ —	$ —	$ —	$ —	$ —

(b) Geographic segments:

The Company's external revenue by geographic region is based on the region in which the customer is located. The identifiable assets and goodwill are based on the geographic area in which the Company operates:

2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$ 97,119	$ 39,065	$ 32,611	$ 29,447	$ 198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082

2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$ 101,000	$ 60,758	$ 27,815	$ 28,595	$ 218,168
Identifiable assets	65,932	35,056	140,456	5,678	247,122
Goodwill and acquired technology	19,777	14,245	61,183	—	95,205

2000	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$ 82,770	$ 42,173	$ 20,690	$ 15,608	$ 161,241
Identifiable assets	49,959	25,617	114,274	367	190,217
Goodwill	20,761	16,323	958	—	38,042

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

40

15. FINANCIAL INSTRUMENTS

(a) Foreign currency risk management:

The Company uses derivative financial instruments, principally foreign exchange option agreements and foreign exchange forward contracts, to manage the risk to the Company from fluctuations in exchange rates. Derivative financial instruments are not used for speculative purposes. Foreign exchange option and forward contracts are entered into with maturities of no longer than two years. As at April 30, 2002, the Company had entered into various forward contracts to sell U.S. dollars at various rates and increments aggregating to U.S. $4,000. The contracts mature at various dates up to June 28, 2002. As at April 30, 2001, the Company had entered into various forward contracts to sell U.S. dollars and Euros at various rates and increments aggregating to U.S. $14,000 and EUR 600. The contracts matured at various dates up to November 30, 2001. On May 1, 2001, the Company purchased an average rate put option on U.S. $34,000 with an exchange rate of $1.50, maturing on April 29, 2002. As at April 30, 2000, the Company had a put option on U.S. $30,000 with an exchange rate of $1.45, maturing on April 30, 2001.

(b) Credit risk:

The Company does not have a significant exposure to any individual customer. As at April 30, 2002 and 2001, substantially all of the Company's accounts receivable were insured, with the exception of G7 governments and Fortune 500 companies. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative financial instruments and accounts receivable insurance contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

(c) Fair value disclosures:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments. The fair value of the foreign exchange forward contracts was not significantly different than the carrying value of nil at April 30, 2002 and 2001, respectively. The fair value of the options and forward contracts was estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate the agreement.

16. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations are as follows:

	2002	2001	2000
Accounts receivable	$ 853	$ (7,546)	$ (5,254)
Inventory	(1,940)	6,877	(9,567)
Income taxes	774	1,478	(4,986)
Prepaid expenses and other assets	(2,747)	1,604	(168)
Accounts payable and accrued liabilities	6,251	(12,366)	7,614
	$ 3,191	$ (9,953)	$ (12,361)

17. COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

2003	$ 5,204
2004	4,833
2005	3,695
2006	2,351
2007	1,419
Thereafter	4,622
	$ 22,124

Rent expense was $5,093, $2,159 and $1,705 for the years ended April 30, 2002, 2001 and 2000, respectively.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

18. RECONCILIATION TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP:

	2002	2001	2000
Net earnings (loss) in accordance with Canadian GAAP	$ (44,672)	$ 2,318	$ 17,287
DPS acquisition differences (a)	1,107	(5,821)	—
Adjustment to equity accounted investment (b)	10,473	510	(10,983)
Tax effect of above adjustments	(6,151)	23	7,458
Net earnings (loss) in accordance with U.S. GAAP	(39,243)	(2,970)	13,762
Change in cumulative translation account (c)	3,258	153	262
Mark-to-market gain (loss) on cash flow hedged foreign currency forward contracts, net of income tax effect (c) and (d)	125	—	—
U.S. GAAP comprehensive income (loss)	$ (35,860)	$ (2,817)	$ 14,024
U.S. GAAP earnings (loss) per share:			
Basic	$ (1.20)	$ (0.10)	$ 0.54
Fully diluted	(1.20)	(0.10)	0.54
Shareholders' equity based on Canadian GAAP	$ 261,000	$ 302,414	$ 202,074
DPS acquisition differences, net of income tax effect (a)	(3,384)	(4,204)	—
Adjustment to equity accounted investment, net of income tax effect (b)	—	(4,609)	(3,525)
Other comprehensive income (c) and (d)	125	—	—
Shareholders' equity based on U.S. GAAP	$ 257,741	$ 293,601	$ 198,549

Summary of accounting policy differences:

(a) Adjustment for DPS acquisition differences including in-process research and development ("IPR&D") and other acquisition costs:
Statement of Financial Accounting Standards 2, "Accounting for Research and Development Costs" ("SFAS 2") requires that all research and developments costs be charged to expense as incurred. As a result, under U.S. GAAP, the Company would have expensed all acquired IPR&D related to the acquisition of DPS. The amount of IPR&D was determined through an independent valuation. The amount of IPR&D recorded at April 30, 2001, which is included in acquired technology, totalled $2,973, which is net of future income taxes of $897. The amortization of acquired technology related to IPR&D recorded during the year ended April 30, 2002 was $820, net of future taxes of $287. As a result, earnings before income taxes for the years ended April 30, 2002 and 2001 would increase (decrease) by $1,107 and $(3,870) and provision for future income taxes for the years ending April 30, 2002 and 2001 would (increase) decrease by $(287) and $897.

Emerging Issues Tax Force ("EITF") Abstract, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity," and Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", requires a charge to earnings for certain costs resulting from an acquisition that are to be incurred by an acquiring company. Under Canadian GAAP, for acquisitions completed prior to December 21, 2000, these costs could be included in the allocation of the acquisition purchase cost subject to certain conditions. The Company included $1,280 for certain costs to be incurred by Leitch, which is net of future income taxes of $720 in its allocation of the acquisition purchase cost. As a result under U.S. GAAP for the year ended April 30, 2001, selling and administrative expenses would increase by $2,000, provision for future income taxes would decrease by $720 and the amortization of goodwill and acquired technology would be reduced by $49. Goodwill would decrease by $1,231. There is no impact under U.S. GAAP for the year ended April 30, 2002.

Years ended April 30, 2002, 2001 and 2000 (In thousands of Canadian dollars, except share and per share amounts)

42

18. RECONCILIATION TO U.S. GAAP (continued)

(b) Adjustment to equity accounted investment:

Under SFAS 2, the Company would have expensed all acquired IPR&D related to the investment in Path 1 in fiscal 2000. The Company's share of the IPR&D totalled $6,601, net of future taxes of $4,400. For the years ended April 30, 2001 and 2000, the amortization charge for goodwill would be reduced by $510 and $18, respectively, by allocating part of the purchase price to IPR&D . For the year ended April 30, 2001, tax rate reductions would reduce future income tax benefits by $1,594. As a result, the equity interest in the loss of Path 1 for the years ended April 30, 2001 and 2000 would increase by $1,084 and $3,525, respectively, net of future income taxes of $(1,594) and $3,058, respectively. The investment in Path 1 would increase (decrease) by $510 and $(6,583) and future income taxes would increase (decrease) by $(1,594) and $3,058, respectively. During the year ended April 30, 2002, the Company wrote off its entire investment in Path 1. Under U.S. GAAP, the writedown would be reduced by $4,609 for the charges taken in 2001 and 2000.

(c) Comprehensive income:

Under Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" ("SFAS 130"), all changes in shareholders' equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. Under Canadian GAAP, changes in the cumulative translation account are excluded from earnings and are included as separate component of shareholders' equity and unrealized gain or losses on cash flow hedge transactions are not recorded until the hedged item is recognized in earnings.

(d) Derivatives:

The Company designates its derivatives based upon criteria established by SFAS 133. The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments include purchased foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. For these derivatives, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

During 2002, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as their assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For the year ended April 30, 2002, the application of SFAS 133 would have no impact on the Company's net earnings (loss). There was no transitional adjustment required on adoption of SFAS 133 on May 1, 2001. As at April 30, 2002, prepaid expenses and other assets would increase by $184, future income taxes, a current asset, would decrease by $59 and other comprehensive income, a component of shareholders' equity under U.S. GAAP, would increase by $125.

(e) Income taxes:

For Canadian GAAP, the Company follows the provisions of the CICA Handbook Section 3465, "Income Taxes". For U.S. GAAP reconciliation purposes, the Company follows the recommendation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Under U.S. GAAP, investment tax credits received by the Company in respect of its research and development expenditures are recorded as a reduction of income tax expense, while under Canadian GAAP these tax credits are recorded as a reduction of the research and development expense. Although there is no impact on net earnings (loss), under U.S. GAAP earnings (loss) before income tax expense for the years ended April 30, 2002, 2001 and 2000 would have decreased by $3,516, $3,107 and $3,357, respectively, and income tax expense would have decreased by a corresponding amount.

(f) Amortization of goodwill and acquired technology:

Under U.S. GAAP, the Company would not present a subtotal prior to amortization of goodwill and acquired technology and would include amortization of goodwill and acquired technology with other operating costs under the heading expenses.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

SUPPLEMENTARY FINANCIAL INFORMATION

Years ended April 30 (In thousands of Canadian dollars, except per share amounts, Unaudited)

INCOME STATEMENT DATA

	2002	2001	2000	1999	1998
Revenue	$ 198,242	$ 218,168	$ 161,241	$ 171,620	$ 147,489
Gross margin	104,694	119,480	93,443	104,001	87,927
Expenses					
Selling and administrative expenses	69,782	64,354	43,037	40,740	33,773
Gross research and development	37,353	32,725	24,647	24,285	20,274
less investment tax credits	(3,516)	(3,107)	(3,357)	(2,980)	(2,972)
Interest income	(260)	(1,808)	(907)	(1,387)	(1,137)
	103,359	92,164	63,420	60,658	49,938
Earnings from continuing operations before amortization, equity interests and income taxes	1,335	27,316	30,023	43,343	37,989
Amortization of acquired technology and goodwill	5,801	7,117	2,128	2,368	1,663
Equity interests in losses of partly owned businesses	30,245	9,046	274	—	—
Earnings (loss) from continuing operations before income taxes	(34,711)	11,153	27,621	40,975	36,326
Income taxes	382	8,505	9,440	14,786	12,866
Income tax recovery - partly owned businesses	2,133	(2,148)	—	—	—
	2,515	6,357	9,440	14,786	12,866
Earnings (loss) from continuing operations	(37,226)	4,796	18,181	26,189	23,460
Earnings (loss) from discontinued operations, net of tax benefit	(2,099)	(2,478)	(894)	63	(67)
Estimated loss on disposal of discontinued operations, net of tax benefit	(5,347)				
Net earnings (loss)	$ (44,672)	$ 2,318	$ 17,287	$ 26,252	$ 23,393
Earnings per share:					
Basic	$ (1.25)	$ 0.08	$ 0.68	$ 1.01	$ 0.92
Diluted	$ (1.50)	$ 0.08	$ 0.68	$ 0.97	$ 0.89

NET OPERATING INCOME

	2002	2001	2000	1999	1998
Earnings from continuing operations before amortization, equity interests and income taxes	$ 1,335	$ 27,316	$ 30,023	$ 43,343	$ 37,989
Income taxes	382	8,505	9,440	14,786	12,866
Net operating income	$ 953	$ 18,811	$ 20,583	$ 28,557	$ 25,123
Net operating income per share:					
Basic	$ 0.03	$ 0.66	$ 0.81	$ 1.09	$ 0.92
Diluted	$ 0.03	$ 0.65	$ 0.81	$ 1.06	$ 0.89

BALANCE SHEET DATA

	2002	2001	2000	1999	1998
Cash and cash equivalents	$ 7,942	$ 13,986	$ 15,405	$ 29,170	$ 21,974
Marketable securities	—	—	—	13,526	19,281
Working capital	96,949	116,414	94,039	111,222	102,533
Total assets	308,258	345,620	231,419	205,096	193,542
Current liabilities	40,599	34,384	25,970	21,201	19,107
Shareholders' equity	261,000	302,414	202,074	180,541	171,986

Shareholder Information

AUDITORS
KPMG LLP
Toronto, ON, Canada

LEGAL COUNSEL
Lang Michener
Toronto, ON, Canada

Torys LLP
Toronto, ON, Canada

INCORPORATED
1971

INVESTOR RELATIONS
Reg J. Tiessen
Chief Financial Officer and
VP & GM, Video Processing & Distribution
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-2721

STOCK EXCHANGE
The Toronto Stock Exchange
(Symbol LTV)

Nasdaq Stock Market
(Symbol LVID)

TRANSFER AGENT AND SHAREHOLDER INFORMATION
Computershare Trust Company of Canada
100 University Avenue
Toronto, ON, Canada
M5J 2Y1
Tel: (800) 663-9097
Fax: (416) 981-9800

ANNUAL MEETING
September 10, 2002, 11:00 a.m.
TSE Conference Centre Auditorium
Toronto Stock Exchange
The Exchange Tower
Main Floor
130 King Street West
Toronto, ON, Canada
M5X 1J2

Directors and Executive Officers

DIRECTORS
Dr. William F. Baker, PhD
President and CEO
WNET (Channel 13)
New York, NY, USA

David Chaikof
Chairman, Leitch Technology Corporation
and Partner, Torys LLP
Toronto, ON, Canada

Margaret Craig
President and CEO
Leitch Technology Corporation
Toronto, ON, Canada

Albert Gnat
Partner
Lang Michener
Toronto, ON, Canada

Anthony Griffiths
Corporate Director and
Independent Consultant
Toronto, ON, Canada

Gilles Hurtubise, P Eng
Broadcasting Consultant
Beaconsfield, QC, Canada

Stan J. Kabala
Corporate Director and
Independent Consultant
Naples, FL, USA

John A. MacDonald
Corporate Director and
Independent Consultant
Toronto, ON, Canada

Brian Semkiw
CEO
Rand Worldwide
Mississauga, ON, Canada

Margita E. White
Corporate Director and
Independent Consultant
Washington, DC, USA

EXECUTIVE OFFICERS
Margaret Craig
President and CEO

Reg J. Tiessen
Chief Financial Officer and
VP & GM, Video Processing & Distribution

Salil Munjal
VP, Corporate Development and
General Counsel

Leitch Technology Corporation Offices

HEAD OFFICE

Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: www.leitch.com
E-mail: info@leitch.com

SUBSIDIARIES

Leitch Incorporated
920 Corporate Lane
Chesapeake, VA 23320
USA
Tel: (757) 548-2300
Fax: (757) 548-4088

4400 Vanowen Street
Burbank, CA 91505
USA
Tel: (818) 843-7004
Fax: (818) 842-8945

Leitch Europe Limited
Holland Park House
Oldbury
Bracknell, Berkshire
RG12 8TQ England
UK
Tel: +44 1344-446 000
Fax: +44 1344-446 100

Leitch Asia Limited
Unit 1016/1018,
Tower 1, Grand Central
Kowloon
Hong Kong
Tel: +852 2776 0628
Fax: +852 2776 0227

SALES OFFICES

Atlanta, GA
Boston, MA
Burbank, CA
Calgary, Alberta
Chicago, IL
Dallas, TX
Denver, CO
Florence, KY
Indianapolis, IN
Los Angeles, CA
Miami, FL
Milano, Italy
Montreal, Quebec
New York, NY
Orlando, FL
Paris, France
Philadelphia, PA
Phoenix, AZ
Prague, Czech Republic
San Francisco, CA
São Paulo, Brazil
Teaneck, NJ

REPRESENTATIVE OFFICES

Tokyo, Japan


LEITCH

Leitch Technology Corporation Head Office



Leitch Incorporated Office


LEITCH

Leitch Europe Limited Office

46

LEITCH.

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, ON, Canada M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: www.leitch.com
E-mail: info@leitch.com